Via Facsimile and U.S. Mail
Mail Stop 6010

June 3, 2009

W. Carl Whitmer
Chief Financial Officer
IASIS Healthcare LLC
Dover Centre
117 Seaboard Lane, Building E
Franklin, TN 37067

Re: IASIS Healthcare LLC
    Form 10-K for the Fiscal Year Ended September 30, 2008
    Filed December 12, 2008
    File Number: 333-117362

Dear Mr. Whitmer:

    We have completed our review of your Form 10-K and have no further comments at this time.

                                        Sincerely,

                                        Joel Parker
                                        Accounting Branch Chief